January 30, 2012

Christina DiAngelo
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Ms. DiAngelo:

This letter is in response to your comments in connection with your review pursuant to the Sarbanes-Oxley Act of 2002 of the report on Form N-CSR of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”), as filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2011.  Each of your comments is listed below, followed by the Trust’s response.

Comment No. 1:  In the shareholder report Expense Table, the Trust uses an expense ratio for the entire calendar year instead of the annualized expense ratio for most recent fiscal half-year period as required by Instruction 1.(c) to Item 27(d)(1) of Form N-1A.

Response:  The Trust will comply and include calculations of annualized expense ratios for the most recent fiscal half-year periods in future filings.

Comment No. 2:  The disclosure regarding the 2010 Participants Meeting should explicitly state whether the meeting was an annual or special meeting as required by Rule 30e-1 under the Investment Company Act of 1940 as amended (the “1940 Act”).

Response:  The Trust will comply and include disclosure explicitly stating the nature of the Participants Meeting in future filings.

Comment No. 3:  The “Cash and cash equivalents” item of the Statement of Assets and Liabilities indicates possible investments in money market funds or other similar instruments, which should be listed in the schedule of investments.

Response:  The Trust will comply and list any such holdings in the schedule of portfolio investments in future filings.

Comment No. 4:  The Trust’s Statement of Assets and Liabilities does not include the amounts receivable from related entities as required by Regulation S-X Article 6.04.

Response:  Information regarding transactions with related entities is disclosed in Note 3 of the “Notes to the Financial Statements.”

Comment No. 5:  In its Statement of Operations, the Trust should, if applicable, list as a separate line item any expense that is greater than 5% of total expenses and not categorize such item under “General expenses” in accordance with Article 6.07(2)(b) of Regulation S-X.

Response: The Trust did not have any expenses that were greater than 5% in the “General expenses” category in the Statement of Operations.

Comment No. 6:  Did the Trust consider consolidating the financial statements of its subsidiary, Building America CDE, Inc. (“Building America”), and did the Trust discuss the issue with its independent auditors?

Response:  The Trust did consider consolidating the financial statements of its subsidiary and discussed the issue with its independent auditors.  Rule 6-03(c)(1)(i) of Regulation S-X provides, in pertinent part, that "statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies."  The Trust sought and obtained advice from its outside counsel that Building America is not an investment company.  Accordingly, in consultation with its independent auditors, the Trust determined that consolidating the financial statements of Building America was neither required nor appropriate under current regulations applicable to investment companies.  In addition, the Trust and its independent auditors reviewed ASC 946-810-45-2 and ASC 946-323-45-3 related to consolidation of the financial statements of operating companies that provide services to parent mutual funds and concluded that these were inapplicable because Building America does not provide services to the Trust.  Finally, the Trust, its accountants and outside counsel were aware of and considered SEC and accounting industry thoughts regarding consolidation of financial statements and concluded that consolidation in the Trust’s circumstances was inappropriate.

Comment No. 7:  In the Schedule of Portfolio Investments, there are positive and negative balances for Forward Commitments.  Please explain why these are included.

Response:  The HIT invests in mortgage securities originated under forward commitments, in which the HIT agrees to purchase an investment either in or backed by mortgage loans that have not yet closed.  Forward commitments may be locked in at a premium or at a discount.  A negative or positive value in a forward commitment represents the change in the market value on the unfunded balance of the forward commitment.  Market value can change due to various factors including, but not limited to, changes in spreads/benchmark yields, interest rates, and credit quality.

Comment No. 8:  Note 5. to the financial statements, Investment Transactions, suggests that long-term U.S. Government securities are not included in the Trust’s Portfolio Turnover Rate calculations, as required by Instruction 4(d)(ii) to Item 13 of Form N-1A.

Response:  The Trust’s Portfolio Turnover Rate reported in the Financial Highlights does include all U.S. Government securities and is in compliance with Instruction 4(d)(ii) to Item 13 of Form N-1A.  The Investment Transactions note to the financial statements is included based on Section 30(e)(6) of the 1940 Act and the 2010 AICPA Auditing and Accounting Guide for Investment Companies ¶7.111.

Comment No. 9:  The Trust should include a brief description of all services provided by the independent auditor in the disclosure on tax fees and other fees given in response to Item 4(c) and (d) of Form N-CSR.

Response:  The Trust will comply and describe the services provided by the independent auditor in future filings.

Comment No. 10:  Did the Trust consider Rule 4-08(g) of Regulation S-X in providing specific disclosures in its financial statements about the assets, liabilities and results of operations of its subsidiary?

Response:  The Trust did consider Rule 4-08(g), and, while its subsidiary had no significant activities to report for calendar year 2010, the Trust will include disclosure about the assets, liabilities and results of operations of its subsidiary in its future filings.

Further, in connection with the staff’s review of its report on Form N-CSR, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

(a)           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2551.

Very truly yours,

/s/ Saul A. Schapiro
Saul A. Schapiro
General Counsel

cc:        John Sweeney
(Chair, Board of Trustees)

Marlyn Spear
(Chair, Audit Committee of the Board of Trustees)

Martin E. Lybecker
Mary C. Moynihan
(Perkins Coie LLP)